Exhibit 99.2

TD

Stock Option Plan

The Toronto-Dominion Bank 2000 Stock Incentive Plan (as amended April 16, 2026) Proprietary

THE TORONTO DOMINION BANK

2000 STOCK INCENTIVE PLAN

Table of Contents

1. Purpose	2
2. Definitions	2
3. Eligibility	5
4. Administration	6
5. Award Grant Limitations	6
6. Terms of Options	7
(a) Option Price:	7
(b) Period of Exercise:	7
(c) Black Out Period:	7
(d) Manner of Exercise and Payment:	7
7. Terms of Stock Appreciation Rights	8
8. Other Stock-Based Awards	8
9. Participation Agreement	9
10. Non-transferability of Awards	9
11. Termination of Awards	9
(i) Resignation:	9
(ii) Termination For Cause:	10
(iii) Termination Without Cause:	10
(iv) Retirement:	10
(v) Election to be Treated as a Retiree:	11
(vi) Death or Disability:	11
12. Withholding Taxes	12
13. Adjustments	12
14. Amendment and Termination	12
15. Government and Other Regulations	13
16. Plan Does Not Confer Employment or Shareholder Rights	14
17. Change in Control	14
18. Applicable Law	15

The Toronto-Dominion Bank 2000 Stock Incentive Plan (as amended April 16, 2026) Proprietary 1

THE TORONTO DOMINION BANK

2000 STOCK INCENTIVE PLAN

1.	Purpose

The purpose of The Toronto-Dominion Bank 2000 Stock Incentive Plan is to provide selected management employees of the Bank, its Subsidiaries and affiliates (collectively “TD Bank Group” or “TD”) an opportunity to benefit from the appreciation in the value of the common shares of the Bank, thereby:

a)	aligning the interests of eligible employees with those of TD's shareholders;
b)	retaining eligible employees who contribute to the long term interests of TD;
c)	protecting the long term interests of TD, including, without limitation, the goodwill and reputation of TD and the Confidential Information in the possession or custody of TD or under its control; and
d)	rewarding eligible employees for carrying out their employment and post-employment duties and obligations to TD.

2.	Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Article:

(a)	Administrator: The most senior officer of the Bank who is responsible for Human Resources. The Administrator may delegate his or her authority under the Plan to the next most senior officer of the Bank who is responsible for Human Resources.
(b)	Approval Date: The date of approval of the Plan by the shareholders of the Bank.
(c)	Award: An Option, SAR or Other Stock-Based Award granted pursuant to the Plan as determined from time to time by the Administrator and set out in a Participation Agreement.
(d)	Award with Cliff Vesting: An Award that becomes vested all at once on a specific Vesting Date.
(e)	Award with Graduated Vesting: An Award that becomes vested gradually pursuant to a schedule of Vesting Dates. A portion of the Award becomes vested on each of the Vesting Dates of the Award.
(f)	Bank: The Toronto-Dominion Bank.
(g)	Black Out Period: Any period during which a Participant is precluded from exercising Awards or otherwise trading in Shares pursuant to any policy of the Bank (including without limitation, the TD “Windows Policy”) or other entity applicable to the Participant.
(h)	Board: The Board of Directors of the Bank.
(i)	Board Resolution: A resolution of the Board applicable to the Plan.
(j)	Committee: The Toronto-Dominion Bank Human Resources Committee or such other committee designated by the Board.
(k)	Employer: In respect of an employee Participant, the Bank or Bank Subsidiary which is the employer of the Participant, or in the case of a Transferred Participant, the entity (or a Subsidiary of such entity) in which the Bank, either directly or indirectly, holds an equity interest, that is the employer of such Transferred Participant.

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(l)	Expiry Date: With respect to each Option, the date fixed by the Committee on which the Option expires (provided that such date shall not be later than the tenth anniversary of its date of grant), or if such date occurs during a Black Out Period, the date determined pursuant to Section 6.
(m)	Fair Market Value: The Fair Market Value on any given day, in the case of an Option or an Other Stock-Based Award, shall be the closing price of the Shares on the TSX on such day, and in the case of a SAR, shall be equal to the average of daily high and low board lot trading prices of the Shares as reported by the TSX on such day.
(n)	Grant Date: The date that a particular Award is granted to a Participant, as set out in the applicable Participation Agreement.
(o)	HRC Charter: The terms of reference or mandate of the Committee (as amended from time to time).
(p)	Insider: Has the meaning given to that term in the Securities Act (Ontario) and also includes associates and affiliates of the insider, but does not include directors or senior officers of a subsidiary or affiliate of the Bank unless such director or senior officer:
(i)	in the ordinary course receives or has access to information as material facts or material changes concerning the Bank before the material facts or material changes are generally disclosed; or
(ii)	is a director or senior officer of a “major subsidiary” of the Bank (where “major subsidiary” has the meaning given to that term in National Instrument 55-104 – Insider Reporting Exemptions); or
(iii)	is an insider of the Bank in a capacity other than as a director or senior officer of the subsidiary or affiliate.

For the purpose of this definition, the terms “affiliate”, “associate” and “subsidiary” have the meanings given to them, respectively, in the Securities Act (Ontario).

(q)	Leave of Absence: A period of paid or unpaid leave of absence from active employment to which the Participant is entitled by applicable law, including without limitation, childcare leave (which TD commonly calls a “statutory leave”), or as approved in writing by the Employer and the Administrator (which TD commonly calls a “discretionary leave”).
(r)	Option: An option to purchase Shares granted under the Plan.
(s)	Option Price: The exercise price of an Option, as determined in accordance with Section 6(a).
(t)	Other Stock-Based Awards: Awards granted under Section 8 of the Plan.
(u)	Participant: An employee of the Bank or a Bank Subsidiary who has been selected by the Committee or the Administrator to receive an Award under the Plan, or a Transferred Participant.
(v)	Participation Agreement: The written agreement between the Bank and each Participant governing each Award, as described in Section 9 hereof.
(w)	Permitted Assign: A Permitted Assign has the meaning ascribed to that term in section 2.22 of National Instrument 45-106 Prospectus and Registration Exemptions.

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(x)	Person: Any natural person, partnership, corporation, firm, limited liability company, limited liability partnership, association, trust, or any other legal or commercial entity.
(y)	Plan: The Toronto-Dominion Bank 2000 Stock Incentive Plan as set forth herein, as from time to time amended.
(z)	Regulations: The rules and regulations established by the Board, the Committee or the Administrator with respect to the implementation and administration of the Plan, as from time to time amended.
(aa)	Retention Period: With respect to an Award, the period of time following each Vesting Date when the Award shall be retained and not exercised by the Participant, as determined by the Administrator in his or her discretion in response to regulatory requirements where applicable, and as set out in the Participation Agreement.
(bb)	Retention Period End Date: With respect to an Award subject to a Retention Period, the last day of each applicable Retention Period, as set out in the Participation Agreement.
(cc)	Retirement: Where:
(i)	the Participant has provided written notice to the Employer of his or her intention to retire at least six months prior to the date of retirement and,
(A)	where applicable law permits, such Participant has attained a minimum of:
(i)	age 62; or

(ii)   age 55 with at least 10 years of Service; or

(iii)   age plus Service equal to 80; or

(B)	the Administrator agrees to treat the Participant as a retiree (and as having met the definition of Retirement) for the purposes of this Plan; or

or

(ii)	the Administrator determines to treat the Participant as a retiree (and as having met the definition of Retirement) for the purposes of this Plan.

Notwithstanding the foregoing, a determination of Retirement treatment by the Administrator does not extend beyond the purposes of this Plan.

(dd)	Section 409A: Section 409A of the U.S. Internal Revenue Code of 1986, as amended, or any successor provision.
(ee)	Service: In the case of an employee Participant, the Participant’s continuous active employment with the Employer which shall include a Leave of Absence. Notwithstanding the absence of continuous active employment of a Participant on a Leave of Absence, the Participant shall be deemed to be in Service during the Leave of Absence. In no event shall a Participant be considered to be “in Service” at any time following the Termination Date or at any time after the Participant resigns.
(ff)	Shares: The common shares of the Bank.
(gg)	Stock Appreciation Right (or SAR): A stock appreciation right granted under the Plan.
(hh)	Subsidiary: In respect of an entity, a subsidiary of the entity within the meaning of the Bank Act (Canada).
(ii)	TD: The TD Bank Group which includes the Bank and its Subsidiaries and affiliates.

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(jj)	Termination Date: The last date of active employment of a Participant with the Employer, regardless of any statutory, contractual, or common law period of notice of termination. For greater certainty, the Termination Date of a Participant whose employment with the Employer is terminated by the Employer shall be deemed to be the date on which any notice of termination of employment provided by the Employer is stated by the Employer to be effective (or in the case of an alleged constructive dismissal, the date on which the alleged constructive dismissal is alleged to have occurred), and not during or as of the end of any period following such date during which the Participant is in receipt of, or eligible to receive, statutory, contractual or common law notice of termination or any compensation in lieu of such notice or severance pay. Notwithstanding the foregoing, in the case of a Participant who is on a Leave of Absence and does not return to active employment following the leave, the Termination Date shall mean:
(i)	the date of termination specified by the Employer in any notice of termination;
(ii)	the date of resignation specified in any notice of resignation given by the Participant and accepted by the Employer;
(iii)	the date of retirement as agreed to by the Employer and the Participant in the case of Retirement; or
(iv)	if no notice is given, the last day of the Leave of Absence.
(kk)	Transferred Participant: An individual with an outstanding Award whose employment has been transferred to an entity in which the Bank, either directly or indirectly, holds an equity interest, and who continues to participate in the Plan with respect to such outstanding Award, as determined by the Administrator in his or her discretion.
(ll)	TSX: The Toronto Stock Exchange.
(mm)	U.S.: The United States of America.
(nn)	Vesting Date or Vesting Dates: For Awards with Cliff Vesting, the Vesting Date is the date upon which an Award becomes exercisable. For Awards with Graduated Vesting, the Vesting Dates are the dates upon which a portion of the Award becomes exercisable.

3.	Eligibility

(a)	All management employees of the Bank and its Subsidiaries are eligible to be granted Awards and participate in the Plan. For clarity, non-employee directors of the Bank are not eligible to be granted Awards under the Plan.
(b)	The Committee shall, in its discretion, determine the maximum number of Award grants in each year and approve the classes of eligible Participants.
(c)	Subject to the Plan (including without limitation Section 4(b) and Section 6), the Regulations and any Board Resolution, the Administrator shall, in his or her sole discretion (i) establish procedures to select those Participants to be granted Awards from time to time and the number of Options, SARs or Other Stock-Based Awards covered by any Award, and (ii) determine the individual Participants.
(d)	The Administrator may, in his or her discretion, determine that a Transferred Participant continues to participate in the Plan with respect to outstanding Awards; provided however, that such Transferred Participant shall not be eligible for future grants of Awards. Where a Transferred Participant continues to participate in the Plan, the outstanding Awards held by the Transferred Participant shall continue to be governed by, and administered in accordance with, the terms and conditions of the Plan.

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4.	Administration

(a)	The Plan shall be administered by the Administrator. The Administrator shall administer the Plan in accordance with the provisions of the Plan, the Regulations, the HRC Charter and the decisions of the Board and the Committee. The Administrator shall have full and complete authority to interpret the provisions of the Plan and to make such other determinations as he or she deems necessary or desirable for the administration of the Plan. The interpretation and construction by the Administrator of any of the provisions of the Plan and any determination by the Administrator pursuant to any provision of the Plan shall be final, conclusive and binding on all parties concerned.
(b)	The Administrator shall report to the Committee on the administration of the Plan: (i) as required by the HRC Charter; (ii) on the Administrator’s exercise of discretion and for his or her decisions made under the Plan; (iii) on those matters required to be reported to the Committee as specified in the Plan; and (iv) on any matters requested by the Committee.
(c)	The Administrator shall make the Regulations (and may amend them from time to time), and establish such terms, conditions and limitations with respect to the grant of Awards including, without limitation, determining the number of Options, SARs and Other Stock-Based Awards to be granted under any Award, Participants to be eligible and otherwise, as may be necessary or desirable in order to ensure that the Plan achieves its objectives in compliance with all laws and regulatory requirements applicable to the Plan, grants of Awards and Participants. In particular, the Administrator may make such Regulations and establish such terms, conditions and limitations in relation to the grant of any Award to any Participant who is not a resident of Canada as it determines to be necessary or advisable having regard to any securities, tax or other laws or regulations which may be applicable to the Employer or the Participant in connection with the grant of an Award or the Shares to be delivered upon the exercise thereof.
(d)	Notwithstanding anything to the contrary in this Plan, any powers or discretion that can be exercised by the Administrator under the Plan may be exercised by the Committee in its sole discretion.

5.	Award Grant Limitations

The total number of Shares available for grants of Awards shall be 83,093,052, subject to adjustment in accordance with Section 13 of the Plan. These Shares may be authorized but unissued Shares or issued and outstanding Shares available for delivery to the Participant upon exercise of an Award and may be Shares reserved for or related to an Award previously granted to the extent the Award, or a portion thereof, has expired, been forfeited or terminated or been cancelled for any reason without having been exercised in full. Notwithstanding the foregoing, (i) at no time shall the number of Shares reserved for issuance to any one Participant under the Plan or any other share compensation arrangement exceed 5% of the total number of issued and outstanding Shares, (ii) at no time shall the number of Shares reserved for issuance pursuant to Awards granted to Insiders under the Plan or any other share compensation arrangement exceed 10% of the total number of issued and outstanding Shares, (iii) under no circumstances shall Insiders be issued in excess of 10% of the total number of issued and outstanding Shares within any one-year period pursuant to the exercise of Options granted under the Plan or any other share compensation arrangement, and (iv) under no circumstances shall any one Insider be issued in excess of 5% of the total number of issued and outstanding Shares within any one year period pursuant to the exercise of Options granted under the Plan or any other share compensation arrangement.

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6.	Terms of Options

Awards of Options shall be subject to such terms and conditions which the Committee shall establish, including the following:

(a)	Option Price:

The Option Price for each Option granted shall be determined by the Committee but in no event shall the Option Price be less than the Fair Market Value on the last date on which Shares were traded on the TSX before the date the Option was granted.

(b)	Period of Exercise:

The Committee shall determine the Vesting Date (for cliff vesting) or Vesting Dates (for graduated vesting) after which Options may be exercised in whole or in part; provided however, that no Option shall be exercisable later than its Expiry Date. The Committee may in its discretion amend an Option to accelerate its Vesting Date. An Option which has not been exercised on or prior to its Expiry Date shall be cancelled.

(c)	Black Out Period:

Notwithstanding anything to the contrary in the Plan, if an Option (other than an Option held by a Participant who is subject to U.S. federal income taxes with respect to such Option) expires during a Black Out Period or during the 10 TSX trading days following the last day of a Black Out Period, then, in either event, the Expiry Date for the Option shall be the last day of the 10 TSX trading day period following the Black Out Period; provided however, that the Expiry Date shall not be extended for more than twelve months from the original Expiry Date of the Option. For greater certainty, to the extent an Option is held by a Participant who is subject to U.S. federal income taxes with respect to such Option, the Expiry Date of such Option may not be extended even if the original Expiry Date falls within a Black Out Period.

(d)	Manner of Exercise and Payment:

Options may be exercised in whole or in part either electronically under procedures established by the Administrator or by delivery of a written notice of exercise to the Bank in accordance with any applicable Regulation specifying the number of Shares to be purchased and payment of the full Option Price of the Shares being purchased pursuant to the Option. The Bank shall deliver to the Participant that number of fully paid and freely transferable Shares from treasury or otherwise as permitted by law.

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7.	Terms of Stock Appreciation Rights

Awards of SARs shall be subject to such terms and conditions which the Committee shall establish, including the following:

(a)	Grants:

The Committee may grant (i) a SAR independent of an Option, or (ii) a SAR in connection with an Option, or a portion thereof. A SAR granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same Shares covered by an Option (or such lesser number of Shares as the Committee may determine), and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7.

(b)	Exercise Price:

The exercise price per Share of a SAR shall be an amount determined by the Committee but in no event shall be less than the greater of (i) the Fair Market Value of a Share on the last date on which Shares were traded on the TSX before the date the SAR was granted or, in the case of a SAR granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option, and (ii) a minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each SAR granted independent of an Option shall entitle a Participant upon exercise to an amount equal to the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share. Each SAR granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Bank the unexercised Option, or any portion thereof, and to receive from the Bank in exchange therefor an amount equal to the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share covered by the Option which is surrendered.

(c)	Manner of Exercise and Payment:

SARs may be exercised from time to time upon actual receipt by the Bank of written notice of exercise stating the number of Shares with respect to which the SAR is being exercised. The date a notice of exercise is received by the Bank shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. No fractional Shares will be issued in payment for SARs, but instead cash will be paid for a fraction.

(d)	Limitations:

The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of SARs as it may deem fit.

8.	Other Stock-Based Awards

The Committee, in its sole discretion, may grant to Participants Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares on the last date on which Shares were traded on the TSX before the date such Award was granted (“Other Stock-Based Awards”). Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event, or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Award granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made; the number of Shares to be awarded under (or otherwise related to) the Other Stock-Based Awards; whether the Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of the Other Stock-Based Awards, including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable.

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9.	Participation Agreement

An Award shall be evidenced by a Participation Agreement. The Participation Agreement shall be subject to the applicable provisions of the Plan and the Regulations, and shall contain such provisions as are required by the Plan and any other provisions the Administrator may prescribe.

10.	Non-transferability of Awards

(a)	Each Award shall, during the Participant's lifetime, be exercisable only by the Participant, subject to Section 10(b) hereof, and the Award and any rights thereunder shall not be transferable otherwise than by will and the laws of succession, and shall not be subject to attachment, execution or other similar process; provided, however, that to the extent permitted by applicable law and with the consent of the Administrator, with respect to any Award, a Participant may designate a beneficiary pursuant to procedures which may be established by the Administrator. Participants are also specifically prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of any particular Award. In the event of any attempt by the Participant to alienate, assign, pledge, hypothecate or otherwise dispose of an Award or of any right under the Plan, or any attempt to hedge or transact with the intent of offsetting potential losses associated with a particular Award, or in the event of any levy or any attachment, execution or similar process upon the rights or interest hereby conferred, the Bank may terminate the Award by notice to the Participant and the Award shall thereupon be cancelled.
(b)	No Awards may be assigned without the consent of the Administrator. Where the Administrator consents to an assignment and where permitted by law, a Participant may assign Awards to a Permitted Assign of the Participant and Awards are exercisable by the Permitted Assign of a Participant. Notwithstanding the foregoing provisions of this paragraph 10(b), Options which are “incentive stock options” as defined for the purposes of tax, securities or other applicable laws of the U.S. may not be assigned.

11.	Termination of Awards

(a)	For all Awards granted under the Plan, the following shall apply:

(i)	Resignation:

If a Participant’s Service is terminated as a result of resignation, any outstanding Awards granted to the Participant which are exercisable at the Termination Date may be exercised at any time on or before the expiration of 30 days following such date, or such later date as determined by the Administrator, in his or her discretion, from time to time. After that time all unexercised Awards shall be forfeited. All Awards that are not exercisable at the Termination Date shall be forfeited immediately. With respect to Awards subject to a Retention Period, if a Participant’s Service is terminated as a result of resignation during a Retention Period, the portion of such Award subject to such Retention Period may be exercised at any time on or before the expiration of 30 days following the Retention Period End Date, or such later date as determined by the Administrator, in his or her discretion, from time to time.

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(ii)	Termination For Cause:

If a Participant’s Service is terminated for cause, all outstanding Awards granted to the Participant shall be forfeited immediately upon the Termination Date.

(iii)	Termination Without Cause:

If a Participant’s Service is terminated without cause, all Awards granted to such Participant will remain outstanding and will become exercisable in accordance with their terms, subject to compliance with the conduct provisions applicable to the Awards, and the following will apply:

a)	Award with Cliff Vesting:
i.	For an Award with Cliff Vesting which is not subject to a Retention Period, the following will apply: no Award exercisable by a Participant may be exercised after the following date: (A) the later of 90 days after the Vesting Date of such Award or 90 days after the Termination Date, or (B) such later date as determined by the Administrator, in his or her discretion, from time to time.
ii.	For an Award with Cliff Vesting which is subject to a Retention Period, the following will apply: no Award exercisable by a Participant may be exercised after the following date: (A) the later of 90 days after the Retention Period End Date of such Award or 90 days after the Termination Date, or (B) such later date as determined by the Administrator, in his or her discretion, from time to time.
b)	Award with Graduated Vesting:
i.	For an Award with Graduated Vesting which is not subject to a Retention Period, the following will apply: no Award exercisable by a Participant may be exercised after the following date: (A) the later of 90 days after the final Vesting Date of such Award or 90 days after the Termination Date, or (B) such later date as determined by the Administrator, in his or her discretion, from time to time.
ii.	For an Award with Graduated Vesting which is subject to a Retention Period, the following will apply: no Award exercisable by a Participant may be exercised after the following date: (A) the later of 90 days after the last Retention Period End Date of such Award or 90 days after the Termination Date, or (B) such later date as determined by the Administrator, in his or her discretion, from time to time.
(iv)	Retirement:

Notwithstanding Section 11(a)(i), if a Participant who resigns from Service meets the conditions of Retirement as of the Termination Date, all Awards granted to such a retired Participant will remain outstanding and will become exercisable in accordance with their terms.

a)	Awards granted after December 1, 2018 exercisable by a retired employee Participant may be exercised until their respective Expiry Date.

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b)	No Award granted before December 1, 2018 exercisable by a retired employee Participant may be exercised after the following date: (A) the earlier of the Expiry Date of such Award or five years after the Termination Date, or (B) such later date as determined by the Administrator, in his or her discretion, from time to time.
(v)	Election to be Treated as a Retiree:

Notwithstanding Section 11(a)(iii), if a Participant whose Service is terminated without cause would have been able to initiate Retirement treatment under Section 2(dd)(i) had the Participant's Service not been terminated without cause, the Participant shall be permitted to elect to have his or her termination of Service be treated as a Retirement for the purposes of the Plan, and therefore shall be subject to section 11(a)(iv) and any other provisions of the Plan applicable to retirees. Such treatment as a retiree does not extend beyond the purposes of the Plan.

(vi)	Death or Disability:

If a Participant’s Service is terminated as a result of death or permanent disability (determined in accordance with the applicable disability policies of the Employer), all Awards then held by such Participant shall be exercisable from the date of death or permanent disability to the earlier of (A) the Expiry Date for each such Award, and (B) the date that is three years after the date of death or permanent disability, or (C) such later date as determined by the Administrator, in his or her discretion, from time to time.

(b)	Notwithstanding the foregoing provisions of this Section 11:

(i)	no Award may be exercised later than the Expiry Date;
(ii)	the Administrator has the discretion and authority to: (A) amend the exercise terms of Awards granted to any Person whose employment by the Employer has ceased for any reason, including by accelerating the exercise dates of such Awards in any circumstances considered appropriate by the Administrator; and (B) cancel any Awards granted to any such Person who is determined by the Administrator to be engaged in activities which are competitive with those of the Employer or any of its Subsidiaries or affiliates. For greater certainty, no damages shall be recoverable by a Participant and no compensation shall be paid to a Participant with respect to any amendments or cancellations of Awards by the Administrator or with respect to any rights or benefits the Participant would otherwise have been entitled to under this Plan;
(iii)	the Committee may cancel any unvested Awards for any reason as determined by the Committee in its sole discretion;
(iv)	the Committee may require a clawback to be applied to any unvested or vested Awards, and to any Awards granted after December 1, 2017 that have been exercised, in the event of (A) a restatement of financial results due to a material misrepresentation (as determined by the Board), or (B) a material error of any kind relating to such Awards, in either case where such event occurs within the previous 36 months;
(v)	for Awards granted on or after December 1, 2017, the Committee may require a clawback to be applied to any unvested or vested Awards, either outstanding or exercised by a Participant in the 36 months preceding the determination that such Participant had engaged in activity or conduct such as (A) a violation of any current or future law, regulation or rule applicable to TD or a Participant, or (B) any other Participant conduct constituting cause for discipline or dismissal, as described in section 8.b)(i) of the Regulations; and

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(vi)	the Committee may require a clawback to be applied to any unvested or vested Award (either outstanding or exercised) when otherwise required by any current or future law, regulation, or rule of any self-regulatory organization of which TD or one of its affiliates is a member, or any exchange or market on which securities of TD are listed.

12.	Withholding Taxes

The Bank may require a Participant to pay to the Bank the amount that the Bank deems necessary to satisfy its obligation to withhold federal, provincial, state or local income or other taxes arising in respect of the grant of Awards or their exercise. Such amount may be satisfied by the withholding by the Bank of Shares or any cash amounts which would otherwise be delivered upon the exercise of an Award.

13.	Adjustments

In the event of any stock split, spin-off, share combination, reclassification, recapitalization, liquidation, dissolution, reorganization, merger, Change in Control (as defined in Section 17(c)), payment of a dividend (other than a cash dividend paid as part of a regular dividend program) or other similar transaction or occurrence which affects the equity securities of the Bank or the value thereof, the Committee shall (i) adjust the number and kind of shares subject to the Plan and available for or covered by Awards, (ii) adjust the exercise prices related to outstanding Awards, and/or (iii) take such other action (including, without limitation providing for the payment of a cash amount to holders of outstanding Awards), in each case as it deems reasonably necessary to address, on an equitable basis, the effect of the applicable corporate event on the Plan and any outstanding Awards. Any such adjustment made or action taken by the Committee in accordance with the preceding sentence shall be final and binding upon holders of Awards and upon the Bank. The exercise by the Committee of its authority under this Section is subject to the approval of the Board as and when required by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges.

14.	Amendment and Termination

(a)	Subject to Section 14(b), the Board may at any time, or from time to time, without shareholder approval, suspend or terminate the Plan in whole or in part or amend it in such respects as the Board may deem appropriate, subject to applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges;

(b)	Notwithstanding Section 14(a), the Board may not, without approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend the Plan to:

(i)	increase the number of Shares reserved for issuance under the Plan (except for any adjustment made pursuant to the provisions of the Plan);

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(ii)	reduce the exercise price of an Award or cancel and re-grant such Award under different terms which in effect results in a reduction in the exercise price of the Award (except for any adjustment made pursuant to Section 13);
(iii)	extend the Expiry Date of an Option;
(iv)	introduce non-employee directors as eligible Participants for new Awards under the Plan starting after December 1, 2006;
(v)	make any amendment that would have the effect of permitting a transfer or assignment of an Award other than for normal estate planning and/or estate settlement purposes (or such similar situation), or as may be required to conform to law or the requirements of any regulatory authority or stock exchange;
(vi)	make any amendment to remove or to exceed the insider participation limit set forth in Section 5 (as such term is defined in the TSX Company Manual, as amended from time to time); or
(vii)	amend the amendment provisions set forth in this Section 14.

(c)	Subject to Section 11 hereof, no amendment, suspension or termination of the Plan shall, without each Participant's consent, impair any of the rights or obligations under any Award theretofore granted to a Participant under the Plan.

15.	Government and Other Regulations

(a)	The obligation of the Bank to deliver Shares for Awards exercised under the Plan shall be subject to all applicable laws, regulations, rules, orders and approvals which shall then be in effect and required by regulatory authorities and any stock exchanges on which Shares are traded.

(b)	Without limiting the generality of the foregoing, to the extent applicable, notwithstanding anything herein to the contrary, this Plan and Awards issued hereunder shall be interpreted in accordance with Section 409A and U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan to the contrary, and in accordance with the amending powers provided to the Board under Section 14(a) of the Plan and the powers of the Committee and the Administrator under the Plan, in the event that the Administrator determines that any amounts payable hereunder will be taxable to a Participant under Section 409A and related U.S. Department of Treasury guidance, prior to payment to such Participant of such amount, the Board, the Committee or the Administrator, as appropriate, may (i) adopt such amendments to the Plan and Awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that is determined necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder, and/or (ii) take such other actions as determined necessary or appropriate to avoid the imposition of an additional tax under Section 409A.

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(c)	Notwithstanding other provisions of the Plan or any Participation Agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A upon a Participant. In the event that (i) it is reasonably determined by the Board, the Committee, or the Administrator, as appropriate, that, as a result of Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Participation Agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A, the Bank or the Employer (as the case may be) will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A, and (ii) at the time of a Participant’s Termination Date such Participant is a “specified employee” within the meaning of Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Participant) will be deferred until the date that is six months plus one day after the Participant’s Termination Date (or the earliest date as is permitted under Section 409A). The Bank shall use commercially reasonable efforts to implement the provisions of this Section 15(c) in good faith; provided that neither TD, the Bank, any Subsidiary, the Committee nor any employees, directors or representatives of TD, the Bank, or any Subsidiary shall have any liability to Participants due to the failure of the Plan to satisfy the requirements of Section 409A.

16.	Plan Does Not Confer Employment or Shareholder Rights

The right of the Employer to terminate at will (whether by dismissal, discharge or otherwise) any Participant’s Service with it at any time is specifically reserved. Neither the Participant nor any Person entitled to exercise the Participant’s rights in the event of the Participant’s death shall have any rights of a shareholder with respect to the Shares subject to each Award granted, except to the extent of, and until, the exercise of each such Award.

17.	Change in Control

Notwithstanding any provision of the Plan to the contrary, in the event a Change in Control (as defined below) of the Bank shall occur and the employment of a Participant is terminated without cause during the 24 month period following the Change in Control, the following provisions shall apply:

(a)	All Awards not exercisable at the Termination Date shall immediately and without notice to the Participant, be exercisable and all Awards shall be exercisable at any time on or before the expiration of 90 days following the Termination Date.
(b)	Upon the exercise of any Award, Shares issued pursuant to such exercise shall be delivered directly to the brokerage account of the Participant exercising the Award, subject to any arrangements to the contrary required with respect to any loans made by the Bank to the Participant in connection with such exercise.
(c)	For purposes of this Plan “Change in Control” shall mean and occur:

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(i)	on the completion of a transaction involving a merger, amalgamation, consolidation or corporate reorganization of the Bank with another entity, other than a bank holding company reorganization unless such reorganization involves a merger, amalgamation or consolidation, that:
(A)	results in all Shares issued and outstanding immediately prior to the completion of such transaction constituting less than 50 percent of all voting rights of the surviving entity following completion of the transaction; or
(B)	results in, or is expected to result in, a change of 50 percent or more of the directors of the Board following such transaction; or
(ii)	in any other circumstances where an event has occurred, will occur or is expected to occur that the Board, in its discretion, considers to be a material change in the business or control of the Bank.

18.	Applicable Law

This Plan and each Participation Agreement shall be construed in accordance with the laws applicable in the Province of Ontario, Canada, without regard to the principles of conflicts of law, and the parties agree that any action brought under the Plan or any Participation Agreement shall be brought only before the Ontario Superior Court of Justice or any successors thereto. A reference to any statute, regulation, national instrument or other legislation is to that legislation as now enacted or as the same may from time to time be amended, re-enacted or replaced.

(April 16, 2026)

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